

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

<u>Via Fax</u>

Brian Lawson
Senior Managing Partner and Chief Financial Officer
Brookfield Asset Management Inc
Suite 300
Brookfield Place
181 Bay Street
P.O. Box 762
Toronto, Ontario Canada M5J2T3

>   **Re: Brookfield Asset Management Inc**
>   **Form 40-F**
>   **Filed March 31, 2011**
>   **Form 6-K**
>   **Filed March 24, 2011**
>   **File No. 033-97038**

Dear Mr. Lawson:

We have reviewed your response letter dated July 15, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 6-K filed March 24, 2011</u>
<u>2010 Annual Report</u>

<u>Five-Year Financial Review, page 13</u>

1. We have considered your response to our prior comment 1. We continue to believe that your use of two terms to describe one financial measure is confusing. Further, we are unclear how you arrived at the conclusion that the title of this measure is not confusingly similar to cash flow from operating activities as calculated in accordance with IFRS. Reference is made to Item 10(e)(1)(ii)(E) of Regulation S-K. Finally, given your assertion that "cash flow from operations" and "net operating cash flow" is a performance measure, explain to us how you determined it would be appropriate to reconcile the measure to a liquidity measure calculated in accordance with IFRS, cash flow from operating activities, rather than a performance measure such as net income.

2. Please explain to us in greater detail the rationale for each adjustment made to net income to arrive at cash flow from operations.

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Operations, page 97</u>

3. We have considered your response to our prior comment 4. It appears from the presentation of revenues less direct operating costs on your consolidated statements of operations that equity accounted income and investment and other income are items that our outside normal operating revenues. As such, we are unclear how you arrived at the conclusion that these items should be included in total revenues on the face of your consolidated statements of operations. Please explain your rationale to us or revise your consolidated statements of operations accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief